EXHIBIT 99.1

Almaden Announces Notification of Court Decision and Updates Progress on Environmental Permit Application and Human Rights Impact Assessment

VANCOUVER, British Columbia, July 04, 2022 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; NYSE American: AAU) reports that, further to its press releases of April 27 and February 17, 2022, Mexico’s Ministry of the Economy (“Economia”) has now been officially notified of the April, 2022 decision of the Supreme Court of Justice of Mexico (“SCJN”), and has in turn notified Almaden that the Company’s mineral titles relating to the Ixtaca project are “ineffective” but that the Company’s mineral title applications were filed in conformity with the Mexican mineral title law. The Company understands this to mean that the mineral title has reverted to application status, and that these applications preserve the mineral rights for Almaden but do not allow the Company to engage in exploration, until such time as Economia completes its court-ordered indigenous consultation in the area covered by the mineral title applications.

Duane Poliquin, Chair of Almaden, stated, “With the completion of this legal case, the ball is now in Economia’s court to quickly and effectively complete all the requirements and re issue the mineral titles. While it is the government’s responsibility to correct its mineral title issuance procedures, Almaden stands ready to cooperate in any manner it can.”

As previously reported, in its final decision the SCJN takes note of the application of international law and jurisprudence to the implementation of consultation by Mexican authorities with relevant indigenous communities. The final decision provides additional detail to Mexican authorities regarding the procedures required to be followed by those authorities in the performance of indigenous consultation prior to the grant of mineral claims. The decision also clarifies that unless there is a significant impact on the rights of an indigenous community caused by the granting of the mineral title, such as relocation or something similar, title issuance is not dependent upon the consent of the indigenous community in question. As previously disclosed, the Company has no interest in holding mineral claims over the land of the indigenous community which initiated this legal case.

Almaden looks forward to interacting with authorities in Mexico in order to clarify next steps and facilitate to the extent possible the government’s execution of its responsibilities in the issuance of the mineral titles. At present there is no defined timeline for the consultation process.

Regarding the environmental permit application (“MIA”) and Human Rights Impact Assessment (“HRIA”), the Company is pleased to report that the MIA application is substantially complete. Almaden looks forward to being in a position to submit the MIA application once the HRIA document (see below) and the indigenous consultation regarding the mineral title issuance, are finalized.

The Company continues to advance the HRIA, which aims to predict, identify, characterize, and assess the impacts that the Ixtaca project may have on human rights, as well as to propose strategies which amplify the positive impacts and mitigate or compensate for any negative ones. While not a requirement under Mexican law, the Company believes that completion of an HRIA reflects best international standards and produces substantial long-term value for stakeholders as it is conducive to operational continuity, community integration with the project, and culturally pertinent sustainable development for all stakeholders.

This important exercise involves extensive field work under the oversight of an Advisory Committee comprised of local community representatives and subject-matter experts. Significant progress has been made on the HRIA and the Company anticipates that it will be finalised this year.

About Almaden

Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Ltd. The Ixtaca deposit hosts a proven and probable reserve containing 1.38 million ounces of gold and 85.1 million ounces of silver (73.1 million tonnes grading 0.59 g/t Au and 36.3 g/t Ag). A report titled “Ixtaca Gold-Silver Project, Puebla State, Mexico NI 43-101 Technical Report on the Feasibility Study”, which was prepared in accordance with NI 43-101, is available under the Company’s profile on SEDAR and on the Company’s website. The Ixtaca Gold-Silver Deposit was discovered by Almaden in 2010.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chairman
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, that the decision clarifies that the Company’s mineral rights at the Ixtaca project are protected while the mining authorities conduct any necessary consultations prior to granting formal title, Almaden potentially interacting with Mexican government officials and local community officials in order to facilitate the government’s execution of its responsibilities, the timing and procedures for any consultation by the Ministry of the Economy with indigenous communities, the timing and procedures for the Ministry of the Economy to issue mineral titles to Almaden, the timing of completion and/or submission of the environmental permit application and human rights impact assessment, and the potential of the HRIA to be conducive to operational continuity, community integration with the project, and culturally pertinent sustainable development for all stakeholders.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s consultation process with indigenous communities and judicial decisions thereon; stability and predictability in Mexico’s mineral tenure, mining, environmental and agrarian laws and regulations, as well as their application and judicial decisions thereon; continued respect for the rule of law in Mexico; prices for gold, silver and base metals remaining as estimated; currency exchange rates remaining as estimated; availability of funds; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; all necessary permits, licenses and regulatory approvals being received in a timely manner; the ability to secure and maintain title and ownership to properties and the surface rights necessary for operations; community support in the Ixtaca Project; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: Mexico’s consultation process with indigenous communities and potential litigation in respect thereof; political risk in Mexico; crime and violence in Mexico; corruption; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Ixtaca Project; certainty of mineral title and the outcome of litigation; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/